Exhibit 99.3

Stellantis: Building a world leader in sustainable mobility

•A new company with the agility, creativity and efficiency to capture the opportunities of the new era of mobility, offering innovative solutions that will help change the way society moves

•Rich heritage stemming from storied and iconic automotive marques, innovative mobility brands and deep roots in the communities in which it operates

•Well positioned to compete in global markets with 39 electrified vehicles available by the end of 2021

•Significant scale with well-established commercial positions in Europe, North America and Latin America

•Strong opening balance sheet

•Targeting more than €5 billion of annual steady state synergies

•Robust governance structure from Day One dedicated to creating superior value for all stakeholders

•Unwavering commitment of the 400,000 employees to exceed consumer expectations and pursue greatness

Amsterdam, January 19, 2021 - Today marks the launch of Stellantis NV [STLA] (“Stellantis” or “the Company” or “Group”), a world leader for a new era of sustainable mobility dedicated to providing freedom of movement with distinctive, affordable and efficient transportation solutions uniquely positioned to capture the exciting opportunities of a global industry undergoing rapid and profound change.

Formed from the combination of two groups with strong track records and sound finances, Stellantis is a truly global company of 400,000 diverse, highly talented and experienced employees who design, develop, manufacture, distribute, and sell vehicles and mobility solutions around the world while remaining deeply rooted in the communities in which they live and work.

The 11-member Board of Directors is led by Chairman John Elkann. Carlos Tavares as Chief Executive Officer leads one of the most experienced and successful management teams in the industry whose diversity, experience and competitive spirit are amongst its key strengths. With a deep bench of executive talent relentlessly committed to improvement and innovation, Stellantis is well-positioned to continue its founding companies’ track record of value creation for all stakeholders guided by a common principle: challenge the status quo.

With a proud heritage stretching back 125 years, Stellantis is home to a full portfolio of storied brands that have graced the road and conquered the podium in the world of motorsport. Founded by visionaries who infused these marques with passion and a competitive spirit, the brands cover the full spectrum of market segments from luxury, premium and mainstream passenger vehicles to hard-charging pickup trucks, SUVs and light commercial vehicles, as well as dedicated mobility, finance and parts and service brands.

Stellantis already has a well-established presence in three regions – Europe, North America and Latin America – in addition to significant untapped potential in important markets such as China, Africa, the

Middle East, Oceania and India. With industrial operations in more than 30 countries, the Company has the ability to efficiently meet and exceed consumer expectations and deliver vehicles and services of unparalleled quality in more than 130 markets.

Stellantis starts from a position of considerable strength with robust operating margins reflecting the Company’s leading positions in North America, Europe and Latin America. The Company expects to leverage its size and economies of scale as an enabler to invest in innovative mobility solutions for its customers, targeting annual synergies of more than €5 billion at a steady state. These synergy estimates will be achieved through the implementation of smart purchasing and investment strategies, optimizing powertrain and platform utilization, applying cutting-edge R&D and a continuous focus on manufacturing and tooling efficiencies. These synergy estimates are not based on any plant closures resulting from the transaction.

Nine Governance Committees will ensure an efficient operating structure from Day One, including company-wide performance & strategy, planning, regions, manufacturing, brand and styling.

Stellantis’ portfolio is uniquely suited to offer distinctive, sustainable mobility solutions to meet its customers’ evolving needs, as they embrace electrification, connectivity, autonomous driving and shared ownership. As the electrified market continues to grow, Stellantis is well positioned today with 29 electrified models available and plans to introduce ten additional vehicles by the end of this year.

The Company is strongly committed to playing an active part in contributing to the societies in which it operates, as it works towards achieving a long-term goal of carbon neutrality across all products, assembly plants and other facilities.

Marking the occasion John Elkann said: “It is no coincidence that Stellantis is born precisely when our world requires a new kind of automotive company that will champion clean and intelligent solutions to provide freedom of movement for all. Our global scale and reach provide us with the resources to invest in state-of-the-art technologies, distinctive excellence and unmatched choice for our customers. But it is the geographic and cultural diversity of Stellantis’ people that from Day One is our greatest competitive advantage. It is they, with their energy, their knowhow and their constant commitment who make Stellantis what it is today. And it is they who day-by-day will build an even greater company for this new era of mobility.”

Commenting on the first day of Stellantis’ journey, Carlos Tavares said, “This is a great day. One year after we announced this project, Stellantis is born, notwithstanding the unprecedented societal and economic disruption caused by the COVID-19 pandemic. I want to warmly thank all of the teams who made this possible and also thank the entire workforce who continued to move our operations forward during this exceptional year. This demonstrates the agility, creativity and adaptability of our company which aims to be great rather than big, determined to be much more than the sum of its parts. It is also a further signal of the new company’s determination to be a leading player in the automotive industry in this ever changing environment. Stellantis is dedicated to “pursuing greatness” and enhancing the well-being of its employees.”

The new company began trading yesterday, January 18, on Euronext (Paris) and the Borsa Italiana (Milan) and today on the New York Stock Exchange.

Full year 2020 results will be reported on March 3, 2021.

About Stellantis

Stellantis is one of the world’s leading automakers and a mobility provider, guided by a clear vision: to offer freedom of movement with distinctive, affordable and reliable mobility solutions. In addition to the Group’s rich heritage and broad geographic presence, its greatest strengths lie in its sustainable performance, depth of experience and the wide-ranging talents of employees working around the globe. Stellantis will leverage its broad and iconic brand portfolio, which was founded by visionaries who infused the marques with passion and a competitive spirit that speaks to employees and customers alike. Stellantis aspires to become the greatest, not the biggest while creating added value for all stakeholders as well as the communities in which it operates.

@Stellantis	Stellantis	Stellantis	Stellantis

For more information contact:
Claudio D’AMICO: +39 334 7107828 - claudio.damico@stellantis.com
Karine DOUET: +33 6 61 64 03 83 -karine.douet@stellantis.com
Valérie GILLOT: +33 6 83 92 92 96 - valerie.gillot@stellantis.com
Shawn MORGAN: +1 248 760 2621 - shawn.morgan@stellantis.com
www.stellantis.com

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements. In particular, these forward-looking statements include statements regarding future financial performance and the expectations of the combined group (the “Group”) resulting from the merger of FCA and Groupe PSA as to the achievement of certain targeted metrics at any future date or for any future period are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current state of knowledge, future expectations and projections about future events and are by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them.

Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the impact of the COVID-19 pandemic, the ability of the Group to launch new products successfully and to maintain vehicle shipment volumes; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; changes in local economic and political conditions, changes in trade policy and the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations; the Group’s ability to expand certain of their brands globally; its ability to offer innovative, attractive products; its ability to develop, manufacture and sell vehicles with advanced features including enhanced electrification, connectivity and autonomous-driving characteristics; various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the intense level of competition in the automotive industry, which may increase due to consolidation; exposure to shortfalls in the funding of the Group’s defined benefit pension plans; the ability to provide or arrange for access to adequate financing for dealers and retail customers and associated risks related to the establishment and operations of financial services companies; the ability to access funding to execute the Group’s business plans and improve their businesses, financial condition and results of operations; a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in the Group’s vehicles; the Group’s ability to realize anticipated benefits from joint venture arrangements; disruptions arising from political, social and economic instability; risks associated with our relationships with employees, dealers and suppliers; increases in costs, disruptions of supply or shortages of raw materials; developments in labor and industrial relations and developments in applicable labor laws; exchange rate fluctuations, interest rate changes, credit risk and other market risks; political and civil unrest; earthquakes or other disasters; the risk that the operations of Groupe PSA and FCA will not be integrated successfully and other risks and uncertainties.

Any forward-looking statements contained in this communication speak only as of the date of this document and the Group disclaims any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Group’s financial results, are included in FCA’s reports and filings with the U.S. Securities and Exchange Commission, (including the registration statement on Form F-4 that was declared effective by the SEC on November 20, 2020) the AFM and CONSOB and PSA’s filings with the AMF.